Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining to Present at Denver Gold Forum

            <<
            New Corporate Presentation Posted on Company Website

            JAG - TSX/NYSE Arca
            >>

            CONCORD, NH, Sept. 8 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) announced today that President and
CEO Daniel Titcomb is scheduled to present at the Denver Gold Forum being held in Denver, today, September 8, 2008 at 7:20 PM EDT.
            The Company has a new corporate presentation available, much of which will be used by Mr. Titcomb in his presentation at the Denver Gold Forum. This presentation is available under the Investor Relations tab on the Company's website at www.jaguarmining.com.
            Interested parties can access the live audio webcast of Mr. Titcomb's presentation also through the Calendar of Events under the Investor Relations tab or by clicking on the link below:

            http://events.onlinebroadcasting.com/denvergold/090808/index.php

            Those who wish to listen to the live webcast are encouraged to visit
Jaguar's website at least 10 minutes prior to the beginning of the scheduled presentation. Registration is required as part of the process. A replay of the webcast will be available on Jaguar's website following the presentation. The webcast can also be accessed by visiting www.denvergold.org and clicking on the "Live Webcast" button on the home page.

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President of Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
            (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 09:03e 08-SEP-08